FOIA CONFIDENTIAL TREATMENT REQUESTED BY TIVO CORPORATION

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR.

November 1, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Kathleen Collins

RE:	TiVo Corporation

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 15, 2017

File No. 001-37870

Ladies and Gentlemen:

In response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated October 3, 2017, with respect to the above-referenced filings, TiVo Corporation (the “Company”) is filing this response letter. For the Staff’s convenience, the numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been reproduced below for each comment.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The Company respectfully advises the Staff that in August 2016, Rovi Corporation (“Rovi”), the predecessor registrant to the Company, entered into a 10-year patent license agreement with DISH Network L.L.C. (“DISH”). In conjunction with that license agreement, Rovi also agreed to have TiVo Solutions Inc. (formerly known as TiVo Inc.) (“Legacy TiVo”), enter into a release and covenant not to sue for DISH’s patents for $60.3 million if Rovi’s acquisition of Legacy TiVo closed. [***]. If the Legacy TiVo acquisition did not close, the Rovi patent license with DISH would not become effective and [***].

TIVO-01

FOIA CONFIDENTIAL TREATMENT REQUESTED BY TIVO CORPORATION

Consolidated Financial Statements

Note (10) Commitments and Contingencies, page F-38

1.	Please refer to our prior comment 3 and address the following:

•	Explain why you entered into a settlement agreement with DISH prior to the acquisition of TiVo for legacy TiVo’s past infringement. Clarify how you knew about any assertion of infringement by DISH for legacy TiVo’s past products such that a release from past infringement and covenant not to sue would be necessary.

The Company respectfully advises the Staff that the release and covenant not to sue were negotiated as a package with the Rovi patent license agreement to DISH, [***]. Prior to these discussions the Company is not aware of DISH asserting that Legacy TiVo was infringing on its patents nor are we aware of DISH offering or licensing these patents to any other parties.

•	If legacy TiVo was not accruing or disclosing a patent infringement contingency, tell us why a $60 million payment for past legacy TiVo products was conditioned upon the effectiveness of the TiVo merger and explain how this amount was determined.

The Company respectfully advises the Staff [***]. If the Legacy TiVo merger did not close, the entire deal, including both Rovi’s patent license to DISH and DISH’s release and covenant not to sue granted to Legacy TiVo, would not become effective. [***].

•	Clarify whether any pricing included in Rovi’s license agreement with DISH was contingent on the merger. Specifically, tell us whether the $60.3 million was contemplated in that agreement or whether there were pricing changes that would occur if the merger was not completed.

The Company respectfully advises the Staff that the effectiveness of Rovi’s license agreement with DISH [***] was contingent on the closing of the Legacy TiVo merger and Legacy TiVo entering into the release and covenant not to sue agreement with DISH. If the merger was not completed, the agreement would not have become effective and [***].

•	Describe the legacy TiVo products to be provided to DISH under the arrangement and clarify whether these are provided at no cost. If so, tell us how you valued such arrangements in accounting for the DISH settlement. Alternatively, tell us how you determined the pricing for these products.

The Company respectfully advises the Staff that [***]. The Company allocates a portion of the net revenue received from DISH to this product based on its relative fair value as compared to the other elements of the deal.

•	Clarify whether you believe the release and covenant not to sue have stand-alone value or whether you believe they are one unit of account and provide the basis for your conclusion.

•	Tell us how you concluded that being unable to estimate a fair value for the past infringement or covenant not to sue precluded allocation of the amount paid to the two elements. Analogy to ASC 605-25-30-2 allows for a best estimate when vendor specific objective evidence or third-party evidence are not available.

TIVO-02

FOIA CONFIDENTIAL TREATMENT REQUESTED BY TIVO CORPORATION

The Company respectfully advises the Staff that [***]. We concluded that the amounts paid to DISH should reduce revenue recognized over the term of the renewed licensing arrangement.

Please do not hesitate to contact me via telephone at (408) 562-8400 if you have any questions or would like any additional information regarding this matter.

Sincerely,

TiVo Corporation

By:	/s/ Peter C. Halt
Peter C. Halt
Chief Financial Officer

cc:	Pamela Sergeeff, Executive Vice President, General Counsel & Secretary, TiVo Corporation

TIVO-03